UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                                 InfoSpace, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45678T201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 2, 2009
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240 13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 2 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,406,146
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   2,406,146
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,406,146
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 3 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |X|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,406,146
              ----------------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   2,406,146
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,406,146
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 4 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,406,146
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   2,406,146
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,406,146
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 5 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,406,146
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   2,406,146
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,406,146
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 6 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |X|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,406,146
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   2,406,146
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,406,146
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 7 of 9 Pages
----------------------------                        ----------------------------

This Amendment No. 5 is filed with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Infospace, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons as of January 5, 2009 and amends and supplements the Schedule 13D filed on March 12, 2007, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.       IDENDITY AND BACKGROUND

Paragraph (c) of Item 2 of the Schedule 13D is hereby supplemented as follows:

     Updated information concerning the Instruction C Persons is set forth in Appendix III attached hereto.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Funds for the purchase of Common Stock reported herein to be held by Castlerigg Master Investments were derived from working capital and margin account borrowings made in the ordinary course of business. A total of approximately $55,943,715 (including commissions) was paid to acquire such shares.


ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER

Paragraphs (a)(b)(c) and (d) of Item 5 of the Schedule 13D are amended and restated as follows:

     (a) Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 2,406,146 shares of Common Stock held by Castlerigg Master Investments, representing approximately 7.0% of the outstanding shares of Common Stock. The percentages used herein are based upon the 34,573,674 shares of Common Stock reported to be outstanding as of October 31, 2008 by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Casterigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,406,146 shares of Common Stock held by Castlerigg Master Investments.

     (c) On January 2, 2009, Castlerigg Master Investments distributed 365,058 shares of Common Stock to certain of its direct and indirect investors. Such distributions were effected for no consideration.

     (d) No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Casterigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments.

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 8 of 9 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 6, 2009

            CASTLERIGG MASTER INVESTMENTS LTD.
            By:  Sandell Asset Management Corp., as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By:  Sandell Asset Management Corp., as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By:  Sandell Asset Management Corp., as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            /s/ Thomas E. Sandell
            ---------------------
            Thomas E. Sandell

                                  APPENDIX III
                INFORMATION REGARDING THE INSTRUCTION C PERSONS

Castlerigg Master Investments, SAMC, Castlerigg International and Castlerigg Holdings have no executive officers or directors other than as follows:

Sandell serves as an executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Hilmi Unver serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.


 ------------------------------------------------------------------------------
                        Principal
        Name            Occupation     Address                Citizenship
 ------------------------------------------------------------------------------
   Thomas E. Sandell     See Item 2     See Item 2             See Item 2
 ------------------------------------------------------------------------------
  Sandell               Director       c/o Sandell Asset      Delaware
  Director              Services       Management Corp.
  Services LLC                         40 West 57th Street,
                                       26th Floor
                                       New York, New York
                                       10019
 ------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
          Name           Principal Occupation           Address                 Citizenship
--------------------------------------------------------------------------------------------------
 Daniel Mignon           Executive of an           Le Prince de Galles          Belgium
                         investment manager        10 Avenue de
                                                   Grande-Bretagne
                                                   MC-98000 Monte-Carlo
                                                   Monaco
--------------------------------------------------------------------------------------------------
 Hilmi Unver             Portfolio Manager         98 rue de Saint-Jean         Switzerland
                                                   case postale 5240
                                                   CH-1211 Geneve 11
                                                   Switzerland
-------------------------------------------------------------------------------------------------
 Timothy O'Brien         Chief Financial           40 West 57th Street,         United States
                         Officer of SAMC           26th Floor
                                                   New York, New York
                                                   10019
--------------------------------------------------------------------------------------------------
 Richard Gashler         General Counsel of        40 West 57th Street,         United States
                         SAMC                      26th Floor
                                                   New York, New York
                                                   10019
--------------------------------------------------------------------------------------------------
